SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended   June 30, 2002
                          -------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                Commission File Number 000-_____________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Retirement Fund Plan for the Employees of
  Chesterfield Federal Savings and Loan Association of Chicago and Subsidiaries

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Chesterfield Financial Corp.
                           10801 South Western Avenue
                          Chicago, Illinois 60643-3298

                              SUMMARY ANNUAL REPORT
                  FOR RETIREMENT FUND PLAN FOR THE EMPLOYEES OF
                      CHESTERFIELD FEDERAL SAVINGS AND LOAN
                     ASSOCIATION OF CHICAGO AND SUBSIDIARIES

This is a summary of the annual report for the Retirement Fund Plan for the Employees of Chesterfield Federal Savings and Loan Association of Chicago and Subsidiaries, EIN 36-0895040, Plan No. 001, for the period July 1, 2001 through June 30, 2002. The annual report has been filed with the Pension and Welfare
Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $33,579. These expenses included $33,579 in benefits paid to participants and beneficiaries. A total of 71 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $6,189,660 as of June 30, 2002, compared to $5,770,584 as of July 1, 2001.
During the plan year the plan experienced an increase in its net assets of $419,076. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $452,655 including earnings from investments of $452,655.

                            Minimum Funding Standards

Enough money was contributed to the plan to keep it funded in accordance with the minimum funding standards of ERISA.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

      1. financial information; and

      2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Chesterfield Federal Savings and Loan Association, 10801 So. Western Avenue, Chicago, IL 60643-3298, (773) 239-6000.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Chesterfield Federal Savings and Loan Association, 10801 So. Western Avenue, Chicago, IL 60643-3298) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       RETIREMENT FUND PLAN FOR THE EMPLOYEES OF
                                       CHESTERFIELD FEDERAL SAVINGS AND LOAN
                                       ASSOCIATION OF CHICAGO AND SUBSIDIARIES




Date: December 17, 2002                By: /s/ David Entenmann
                                          --------------------------------------
                                          Name:  David Entenmann
                                          Title: Client Service Manager